EXHIBIT 99.1

FUXING CHINA GROUP LIMITED

(Incorporated in the Bermuda with limited liability)

(Company Registration Number: 38973)

Condensed Interim Financial Statements

For the half year ended 30 June 2025

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A.	CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		The Group
		6 months ended 30 June 2025	6 months ended 30 June 2024
		(Unaudited)	(Unaudited)
	Note	RMB’000	RMB’000

Revenue	4	335,088	339,017

Cost of sales		(310,614)	(319,299)

Gross profit		24,474	19,718

Other items of income
Other income	5	5,274	13,822
Interest income	6	404	265

Other items of expenses
Marketing and distribution costs		(6,225)	(6,311)
Administrative expenses		(26,084)	(10,834)
Other expenses	7	(2,492)	(262)
Finance costs	6	(3,437)	(4,746)

(Loss)/Profit before tax	8	(8,086)	11,652

Income tax expenses	10	(1,433)	(1,312)

(Loss) / Profit for the period		(9,519)	10,340

Other comprehensive income/(loss):
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		1,958	(934)

Total comprehensive (loss)/income for the period		(7,561)	9,406

(Loss)/Profit attributable to:
Owners of the Company		(9,580)	10,266
Non-controlling interests		61	74

		(9,519)	10,340

Total comprehensive (loss)/income attributable to:
Owners of the Company		(7,622)	9,332
Non-controlling interests		61	74

		(7,561)	9,406

		RMB	RMB
(Loss)/Earnings per share attributable to owners of the Company
Basic and diluted	11	(0.56)	0.60

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B.	CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

		The Group		The Company
		30 June 2025	31 December 2024	30 June 2025	31 December 2024
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Note	RMB’000	RMB’000	RMB’000	RMB’000
Non-current assets
Property, plant and equipment	14	260,341	269,998	-	-
Investment properties		42,060	42,060	-	-
Land use right		21,954	22,406	-	-
Intangible assets		2,203	2,504	-	-
Investment in subsidiaries		-	-	344,853	344,853
		326,558	336,968	344,853	344,853

Current assets
Inventories	15	74,089	66,437	-	-
Trade and other receivables	16	228,230	265,511	240,286	244,345
Prepayments	17	57,090	57,430	-	-
Cash and short-term deposits		138,646	169,634	352	115
		498,055	559,012	240,638	244,460
Total assets		824,613	895,980	585,491	589,313

Equity and liabilities
Equity attributable to owners of the Company
Share capital	18	1,874	1,874	1,874	1,874
Treasury shares	18	(6,408)	(6,408)	(6,408)	(6,408)
Reserve fund		67,552	67,552	-	-
Capital reserve		39,573	39,573	39,573	39,573
Contributed surplus		598,946	598,946	598,946	598,946
Restructuring reserve		(117,878)	(117,878)	-	-
Foreign currency translation reserve		(10,797)	(12,755)	-	-
(Accumulated losses)/Retained earnings		(9,304)	276	(59,351)	(52,553)

Total equity attributable to owners of the Company		563,558	571,180	574,634	581,432
Non-controlling interests		561	509	-	-
Total equity		564,119	571,689	574,634	581,432

Current liabilities
Trade and other payables	19	41,380	24,286	1,633	6,493
Other liabilities	20	70,857	71,727	9,224	1,388
Loans and borrowings	21	124,505	204,575	-	-
Income tax payable		3,375	3,833	-	-
		240,117	304,421	10,857	7,881

Non-current liabilities
Deferred tax liabilities		20,377	19,870	-	-

Total liabilities		260,494	324,291	10,857	7,881

Total equity and liabilities		824,613	895,980	585,491	589,313

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C.	CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		<—————----Attributable to owners of the Company——————>
	Share capital	Treasury shares	Reserve fund	Contributed surplus	Capital reserve	Restructuring reserve[1]	Translation reserve	Accumulated losses	Non- controlling interests	Total equity
Group	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2024	772,574	(6,408)	67,130	-	39,573	(117,878)	(9,959)	(171,754)	444	573,722
Total comprehensive income for the period	-	-	-	-	-	-	(934)	10,266	74	9,406
Dividend paid to non-controlling interests	-	-	-	-	-	-			(114)	(114)
At 30 June 2024	772,574	(6,408)	67,130	-	39,573	(117,878)	(10,893)	(161,488)	404	583,014

At 1 January 2025	1,874	(6,408)	67,552	598,946	39,573	(117,878)	(12,755)	276	509	571,689
Total comprehensive loss for the period	-	-	-	-	-	-	1,958	(9,580)	61	(7,561)
Dividend paid to non-controlling interests	-	-	-	-	-	-			(9)	(9)
At 30 June 2025	1,874	(6,408)	67,552	598,946	39,573	(117,878)	(10,797)	(9,304)	561	564,119

Company	Share capital	Treasury shares	Capital reserve	Contributed surplus	Accumulated losses	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At 1 January 2024	772,574	(6,408)	39,573	-	(218,337)	587,402
Total comprehensive loss for the period	-	-	-	-	(6,527)	(6,527)
At 30 June 2024	772,574	(6,408)	39,573	-	(224,864)	580,875

At 1 January 2025	1,874	(6,408)	39,573	598,946	(52,553)	581,432
Total comprehensive loss for the period	-	-	-	-	(6,798)	(6,798)
At 30 June 2025	1,874	(6,408)	39,573	598,946	(59,351)	574,634

Note:

[1]	Restructuring reserve:

This represents the difference between the nominal value of shares issued by the Company in exchange for the nominal value of shares and capital reserve of subsidiaries acquired which is accounted for under “merger accounting”.

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D.	CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	6 months ended 30 June 2025 (Unaudited)	6 months ended 30 June 2024 (Unaudited)
	RMB’000	RMB’000
OPERATING ACTIVITIES
(Loss)/Profit before taxation	(8,086)	11,652
Adjustments for:
Depreciation of property, plant and equipment	20,052	20,035
Written off of property, plant and equipment	-	207
Loss/(Gain) on disposal of property, plant and equipment	330	(7,330)
Amortisation of land use rights	453	453
Amortisation of intangible assets	300	200
Net provision for / (reversal of) allowance for trade receivables	996	(8,677)
Net reversal of allowance for advances to suppliers	(477)	(2,761)
Net reversal of provision for social security contribution	(249)	(2,883)
Interest expense	3,437	4,746
Interest income	(404)	(265)
Foreign currency differences	1,959	(931)
Total adjustments	26,397	2,794
Operating cash flows before changes in working capital	18,311	14,446
(Increase)/ Decrease in:
Inventories	(7,651)	24,903
Trade and other receivables	36,285	24,145
Prepayments	1,770	(13,428)
Increase/ (Decrease) in:
Trade payables	(10,344)	7,023
Other payables & accruals	(622)	(8,191)
Due to directors	-	8,466
Total changes in working capital	19,438	42,918
Cash flows generated from operations	37,749	57,364
Income tax paid	(1,384)	(551)
Net cash generated from operating activities	36,365	56,813
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(11,860)	(7,961)
Purchase of intangible assets	-	(3,004)
Proceeds from disposal of property, plant and equipment	181	10,265
Interest income received	404	265
Net cash used in investing activities	(11,275)	(435)
FINANCING ACTIVITIES
Dividend paid to non-controlling interest	(9)	(115)
Advances from directors	1,368
Proceeds from short-term borrowings	16,500	54,500
Repayments for short-term borrowings	(73,937)	(34,846)
Decrease in fixed deposits pledged to banks	18,000	2,500
Net cash (used in) / generated from financing activities	(38,078)	22,039

NET (DECREASE) / INCREASE IN CASH & CASH EQUIVALENTS	(12,988)	78,417
CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD	132,948	80,283
CASH & CASH EQUIVALENTS AT END OF PERIOD (Note A)	119,960	158,700

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D.	CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

Note A:

Cash and cash equivalents included in the consolidated statement of cash flows comprise the following:

	6 months ended 30 June 2025 Unaudited	6 months ended 30 June 2024 Unaudited
	RMB’000	RMB’000

Fixed deposits	18,686	31,000
Cash and bank balances	119,960	158,700
	138,646	189,700
Less: Fixed deposits (pledged)	(18,686)	(31,000)
Cash and cash equivalents	119,960	158,700

Fixed deposits for the six months ended 30 June 2025 amounting to RMB18,686,000 (30 June 2024: RMB31,000,000) were pledged to banks for the Group’s bills payable to banks, short-term bank loans and bank overdrafts.

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

1.	GENERAL INFORMATION

1.1	General information

Fuxing China Group Limited (the “Company”) was incorporated and domiciled as an exempt company with limited liability in Bermuda and is listed on the mainboard in Singapore Exchange Securities Trading Limited (“SGX-ST”).

The principal activity of the Company is that of investment holding.

The principal activities of the subsidiaries are disclosed in Note 1.2 to the financial statements.

The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the principal place of business of the Group is located at Hangbian Industry Area, Longhu Town, Jinjiang City, Fujian Province, People’s Republic of China (the “PRC”).

1.2	Group structure
Details of the subsidiaries of the Company at the end of the reporting period are set out below:

Name	Country of incorporation	Principal activities	Effective equity held by the Company
			30 June 2025	31 December 2024
			%	%
Held by the Company
Jade Star Group Holdings Limited (“Jade Star”)	British Virgin Islands	Investment holding	100	100

Fuxing China Group Limited (HK) ("FCG")	Hong Kong	Investment holding, to facilitate the application of the State-owned Land Use Right Certificate in respect of the Land Parcel	100	100
Held through Jade Star

Jinjiang Fookhing Zipper Co., Ltd ("Fookhing Zipper")	People's Republic of China	Production and sale of finished zippers and zipper chains	100	100

Jinjiang Fuxing Dress Co., Ltd ("Fuxing Dress")	People's Republic of China	Production and sale of zipper sliders	100	100

Fookhing Group Trading Co., Ltd (“Fuxing HK”)	Hong Kong	Trading of raw materials for textile sector	100	100

Fulong Zipper and Weaving Co., Ltd ("Fulong")	People's Republic of China	Colour dyeing of fabric tapes for zippers	100	100

Jinjiang Jianxin Weaving Co., Ltd ("Jianxin")	People's Republic of China	Manufacturing and sales of dyed yarn	100	100

Jinjiang Fuxin Electroplating Co., Ltd ("Fuxin")	People's Republic of China	Provision of electroplating services for zipper sliders	100	100

Held through FCG

Xiamen Fuxing Industrial Co., Ltd. (“Xiamen Fuxing")	People's Republic of China	Real estate development	100	100

Held through Xiamen Fuxing

Xiamen Xinfuxing Property Management Co., Ltd (“Xiamen Property")	People's Republic of China	To handle property management and realtor services for the Group’s Xiamen headquarters	80	80

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

2.1	BASIS OF PREPARATION

The condensed interim financial statements for the six months ended 30 June 2025 have been prepared in accordance with Singapore Financial Reporting Standards (International) (“SFRS(I)”) 1-34 Interim Financial Reporting issued by the Accounting Standards Council Singapore. The condensed interim financial statements do not include all the information required for a complete set of financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and the Group’s performance since the last audited annual financial statements for the year ended 31 December 2024.

The condensed interim financial statements are presented in Renminbi (“RMB”) and all amounts have been rounded to the nearest thousand (“RMB’000”), unless otherwise stated.

The accounting policies and method of computations used in the condensed interim financial statements are consistent with those of the previous financial year which were prepared in accordance with SFRS(I)s, except for the adoption of new and amended standards as set out in note 2.2.

2.2	New and amended Standards adopted by the Group

A number of amendments to Standards have become applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting those standards.

2.3	Use of judgment and estimates

In preparing the condensed interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2024.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Management is of the opinion that there are no critical judgements that have a significant effect on the amounts recognised in the financial statements.

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

3	SEASONAL OPERATIONS
The Group’s businesses are not affected significantly by seasonal or cyclical factors during the financial period.

4	SEGMENT INFORMATION AND REVENUE
For management purposes, the Group is organised into business units based on their products and services, and has four reportable operating segments as follows:

(i)	Zippers
The zippers segment represents manufactures and sells zipper sliders, zipper chain and finished zippers

(ii)	Processing
The processing segment represents colour dyeing of fabric tapes for zippers, electroplating services for zipper sliders and manufacturing and sales of dyed yarn.

(iii)	Trading
The trading segment represents trading of raw materials, including rubber thread, nylon fabric and nylon yarn.

(iv)	Corporate
The corporate segment is involved in Group-level corporate services and treasury functions.

Except as indicated above, no operating segments has been aggregated to form the above reportable operating segments.

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

4.	SEGMENT INFORMATION AND REVENUE (CONTINUED)

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects, as explained in the table below, is measured differently from operating profit or loss in the consolidated financial statements.

Segment assets and liabilities are not disclosed as such separate financial information is not available but is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources to the operating segments.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Geographical information

Revenue and non-current assets information based on geographical location of customers and assets respectively are as follows:

	Revenue		Non-current assets
	30 June 2025	30 June 2024	30 June 2025	31 December 2024
	RMB'000	RMB'000	RMB'000	RMB'000

People’s Republic of China	227,620	228,779	326,553	336,961
Hong Kong	107,468	110,238	5	7

Total	335,088	339,017	326,558	336,968

Non-current assets information presented above comprised of property, plant and equipment, investment property, land use rights, intangible assets and prepayments as presented in the statement of financial position.

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

4.	SEGMENT INFORMATION AND REVENUE (CONTINUED)
Business segments The following table presents revenue, results and other information regarding the Group's business segments for the half year ended 30 June 2025 and 30 June 2024.

Group	Zipper	Trading	Processing	Corporate	Elimination	Total
30 June 2025	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue:
Sales to external customers	199,516	107,468	28,104	-	-	335,088
Inter-segment sales	8,277	-	25,329	-	(33,606)	-
Total revenue	207,793	107,468	53,433	-	(33,606)	335,088

Results:
Segment gross profit	19,772	2,735	1,967	-	-	24,474

Segment results	860	2,460	(3,991)	(4,382)	-	(5,053)

Interest income	366	1	1	36	-	404
Financial costs	(2,298)	(1,125)	(14)	-	-	(3,437)

Loss before income tax						(8,086)
Income tax expenses						(1,433)

Loss attributable to shareholders						(9,519)

Other segment information
Depreciation and amortisation	14,251	2	6,364	188	-	20,805
Net provision for/(reversal of) allowance for trade and other receivables	1,856	-	(860)	-	-	996
Net provision for/(reversal of) allowance for advances to suppliers	(597)	-	120	-	-	(477)

Total assets	576,250	65,594	124,909	57,860	-	824,613
Total assets include:
Capital expenditure for property, plant and equipment	5,163	-	6,697	-	-	11,860

Total liabilities	(178,891)	(39,755)	(27,012)	(14,836)	-	(260,494)

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

4.	SEGMENT INFORMATION AND REVENUE (CONTINUED)
Business segments (Continued)

Group	Zipper	Trading	Processing	Corporate	Elimination	Total
30 June 2024	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue:
Sales to external customers	201,671	110,238	27,108	-	-	339,017
Inter-segment sales	12,861	-	13,316	-	(26,177)	-
Total revenue	214,532	110,238	40,424	-	(26,177)	339,017

Results:
Segment gross profit	13,522	3,219	2,977	-	-	19,718

Segment results	6,597	2,430	10,642	(3,536)	-	16,133

Interest income	260	1	3	1	-	265
Financial costs	(3,053)	(1,693)	-	-	-	(4,746)

Profit before income tax						11,652
Income tax expenses						(1,312)

Profit attributable to shareholders						10,340

Other segment information
Depreciation and amortisation	14,060	2	6,438	188	-	20,688
Reversal of allowance for trade and other receivables	(5,267)	-	(3,410)	-	-	(8,677)
Reversal of allowance for advances to suppliers	(64)	-	(2,697)	-	-	(2,761)

Total assets	652,412	75,595	146,356	56,313	-	930,676
Total assets include:
Capital expenditure for property, plant and equipment	4,623	-	3,338	-	-	7,961

Total liabilities	(245,485)	(49,777)	(44,052)	(8,348)	-	(347,662)

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

5.	OTHER INCOME

	6 months ended 30 June 2025	6 months ended 30 June 2024
	RMB’000	RMB’000

Government grants	313	210
Foreign exchange gain, net	-	1,031
Rental and management income	4,954	4,762
Gain on disposal of property, plant and equipment	-	7,330
Others	7	489

	5,274	13,822

6.	INTEREST INCOME AND FINANCIAL COSTS

	6 months ended 30 June 2025	6 months ended 30 June 2024
	RMB’000	RMB’000
Interest income from:
- Bank deposits	404	265

Interest expense on:
- Bank loans	3,437	4,746

7.	OTHER EXPENSES

	6 months ended 30 June 2025	6 months ended 30 June 2024
	RMB’000	RMB’000

Written off of property, plant and equipment	-	207
Loss on disposal of property, plant and equipment	330	-
Foreign exchange loss, net	2,162	-
Others	-	55

	2,492	262

8.	PROFIT/(LOSS) BEFORE INCOME TAX
The following charges/(credits) were included in determination of profit/(loss) before income tax:

	6 months ended 30 June 2025	6 months ended 30 June 2024
	RMB’000	RMB’000

Personnel expenses	46,236	37,174
Loss/(Gain) on disposal of property, plant and equipment	330	(7,330)
Written off of property, plant and equipment	-	207
Net provision for/(reversal of) allowance for trade receivables	996	(8,677)
Net reversal of allowance for advances to suppliers	(477)	(2,761)

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

9.	RELATED PARTY TRANSACTIONS
There are no material related party transactions apart from those disclosed elsewhere in the financial statements.

10.	TAXATION

	6 months ended 30 June 2025	6 months ended 30 June 2024
	RMB’000	RMB’000

Current income tax expenses	927	1,312
Deferred tax	506	-

Income tax expenses for the period	1,433	1,312

Note:
1

On 22 February 2008, the State Administration of Taxation of China issued a circular Caishui 2008 No.001, which stated that distribution of dividends from profits accumulated from 1 January 2008, shall be subject to a withholding tax on distribution to foreign investors. Accordingly, the Group had provided for deferred tax liabilities on the Group’s profit-making PRC subsidiaries’ net profit attained from 1 January 2008 onwards. As Jade Star (the PRC’s subsidiaries’ immediate holding company) is incorporated in the British Virgin Islands, the applicable withholding tax rate is 10%.

11.	EARNINGS / (LOSS) PER SHARE

Basic earnings / (loss) per share is calculated by dividing the earnings / loss for the period attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the financial period amounting to 17,205,438 ordinary shares (2024: 17,205,438).

The following tables reflect the earnings / (loss) and share data used in the computation of basic and diluted earnings / (loss) per share for the periods ended:

	Group
	30 June 2025	30 June 2024
	RMB'000	RMB'000

(Loss)/Profit for the period attributable to owners of the Company	(9,580)	10,266

	No. of shares ’000	No. of shares ’000

Weighted average number of ordinary shares for basic and diluted earnings/ (loss) per share computation	17,205	17,205

Note: Basic earnings / (loss) per share is computed based on weighted average number of shares in issue in 17,205,438 ordinary shares (2024: 17,205,438).

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

11.	EARNINGS / (LOSS) PER SHARE (CONTINUED)

	Group
	30 June 2025	30 June 2024

Basic and diluted (loss)/earnings per share (RMB per share)	(0.56)	0.60

12.	NET ASSET VALUE PER SHARE

	Group		Company
	30 June 2025	31 December 2024	30 June 2025	31 December 2024

Net asset value per share based on issued share capital at the end of the period (in RMB)	32.8	33.2	33.4	33.4

Net asset value per share for both periods was computed based on the number of shares in issue of 17,205,438.

13.	DIVDENDS
No interim dividend for the half year ended 30 June 2025 (30 June 2024: Nil) was recommended as the Group was in loss position and intends to conserve cash for its operational needs.

14.	PROPERTY, PLANT AND EQUIPMENT
During the six months ended 30 June 2025, the Group acquired assets amounting to RMB11.9 million (30 June 2024: RMB 8.0 million).

15.	INVENTORIES

	Group
	30 June 2025	31 December 2024
	RMB'000	RMB'000

Raw materials	29,336	33,579
Work-in-progress	13,311	11,025
Finished goods	31,442	21,833

	74,089	66,437

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

16.	TRADE AND OTHER RECEIVABLES

	Group		Company
	30 June 2024	31 December 2024	30 June 2025	31 December 2024
	RMB'000	RMB'000	RMB'000	RMB'000

Trade receivables	251,828	286,997	-	-
Less: loss allowance	(42,666)	(41,670)	-	-

	209,162	245,327	-	-

Bills receivables	218	536	-	-
Other receivables	18,849	19,648	2	2
Amount due from subsidiaries (non-trade)	-	-	240,284	244,343

Total trade and other receivables	228,230	265,511	240,286	244,345

Loss allowance

	30 June 2025	31 December 2024
	RMB’000	RMB’000

At 1 January	41,670	52,303
Net (Reversal)/Charge for the financial period/year	996	(10,633)

	42,666	41,670

17.	PREPAYMENTS

	30 June 2025	31 December 2024
	RMB’000	RMB’000

Advances to suppliers	42,603	47,676
Prepayment for property, plant and equipment	5,821	5,857
Prepaid operating expenses	8,666	3,897

	57,090	57,430

18.	SHARE CAPITAL AND TREASURY SHARES

(a)	Share capital

	Group and Company
	2025		2024
	No. of shares	Value	No. of shares	Value
	‘000	RMB’000	‘000	RMB’000

At 30 June/31 December	17,205	1,874	17,205	1,874

The holders of ordinary shares (except treasury shares) are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restrictions. On 24 December 2024, the Company announced that the Capital Reorganisation were effected to reduce the par value of each ordinary shares from SGD 5.00 each to SGD 0.02 each.

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

18.	SHARE CAPITAL AND TREASURY SHARES (CONTINUED)

(b)	Treasury shares

	Group and Company
	2025		2024
	No. of shares	Value	No. of shares	Value
	‘000	RMB’000	‘000	RMB’000

At 30 June/31 December	277	6,408	277	6,408

Treasury shares relate to ordinary shares of the Company that are held by the Company.

19.	TRADE AND OTHER PAYABLES

	Group		Company
	30 June 2025	31 December 2024	30 June 2025	31 December 2024
	RMB'000	RMB'000	RMB'000	RMB'000

Trade payables	31,232	15,506	-	-
Amounts due to directors (non-trade)	10,148	8,780	9,225	6,493

Total trade and other payables	41,380	24,286	9,225	6,493

20.	OTHER LIABILITIES

	Group		Company
	30 June 2025	31 December 2024	30 June 2025	31 December 2024
	RMB'000	RMB'000	RMB'000	RMB'000

Contract liabilities – advances from customers	35,025	32,484	-	-
Accrued salary and bonuses	18,185	19,619	389	52
Other accruals	17,647	19,624	1,274	1,336

Total other liabilities	70,857	71,727	1,633	1,388

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

21.	LOANS AND BORROWINGS

	Group
	30 June 2025	31 December 2024
	RMB'000	RMB'000
Bills payables to banks
Bill 1	42,180	40,180
Bill 3	-	20,000
Bill 4	36,821	44,891

	79,001	105,071
Short-term bank loans:
Loan 1	35,504	89,504
Loan 2	10,000	10,000

	45,504	99,504

Total loans and borrowings	124,505	204,575

1

These bill payable to bank (Bill 1) and short-term bank loan (Loan 1) are secured by bank deposits of Jinjiang Fookhing Zipper Co., Ltd, and certain land use rights and buildings owned by Jinjiang Jianxin Weaving Co., Ltd, located at Donghaian Development Zone, Shenhu Town, Jinjiang City, Fujian Province, the PRC and personal guarantee from related party – Mr. Hong Qing Liang (Executive Chairman), and Ms. Shi MeiMei (spouse of Executive Chairman), and corporate guarantee from related party Jinjiang Fuxing Dress Co., Ltd and independent third party – Jinjiang Yuanda Garment Weaving Co., Ltd.

2

This short-term bank loan (Loan 2) is secured by certain land use rights and buildings owned by Jinjiang Fookhing Zipper Co., Ltd, located at Hangbian Industrial Area, Longhu Town, Jinjiang City, Fujian Province, the PRC and personal guarantee from related party – Mr. Hong Qing Liang (Executive Chairman) and Ms. Shi MeiMei (spouse of Executive Chairman), and corporate guarantee from a related party – Jinjiang Fuxing Dress Co., Ltd.

3

These bill payable to bank (Bill 3) is secured by bank deposits of Jinjiang Fuxing Dress Co., Ltd, and certain land use rights and buildings owned by Fulong Zipper and Weaving Co., Ltd, located at Donghaian Comprehensive Development Zone, Shenhu Town, Jinjiang City, Fujian Province, the PRC. and personal guarantee from related parties – Mr. Hong Qing Liang (Executive Chairman) and Ms. Shi MeiMei (spouse of Executive Chairman).

4

Bill payable to bank (Bill 4) is secured by a charge over a property (Unit 13 on 5th Floor) located at Seapower Tower Concordia Plaza, No.1 Science Museum Road, Kowloon owned by Goldplan Corporation Limited, corporate guarantee from the Company, and personal guarantee from a related party – Mr. Hong Qing Liang (Executive Chairman).

Goldplan Corporation Limited is wholly owned by Mr. Hong Qing Liang (Executive Chairman).

All loans and borrowings are denominated in the functional currencies of the respective entities as at 30 June 2025 and 31 December 2024. The short-term loans bear interest ranging from 4.35% to 6.09% (31 December 2024: 4.35% to 6.09%) and are repayable within 12 months.

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E.	NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANICAL STATEMENTS

21.	CAPITAL COMMITMENTS
The Group had no material capital commitments for the half year ended 30 June 2025.

22.	SUBSEQUENT EVENTS

(a)	Proposed Disposal of Jinjiang Jianxin Weaving Co., Ltd.

As announced on 31 July 2025, the Group has obtained approval from shareholders in the Special General Meeting (“SGM”) held on 31 July 2025 to dispose of its indirect wholly owned subsidiary, Jinjiang Jianxin Weaving Co., Ltd., which operates in the processing segment. The proposed disposal was completed on 6 August 2025. The disposal proceeds received will help to strengthen the Group’s working capital and further improve its financial position.

(b)	Proposed Listing in the United States of America

The Company has proposed a listing on National Association of Security Dealers Automated Quotations (“NASDAQ”) as part of its strategic expansion plans. As announced on 14 July 2025 per the update on the proposed NASDAQ listing, the Company intends to continue undertaking the proposed NASDAQ listing as well as the American Depositary Share Offering. The Company will make further updates upon material developments.

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F.	OTHER INFORMATION REQUIRED BY LISTING RULE APPENDIX 7.2

1.	Review

The consolidated statement of the financial position of Fuxing China Group Limited and its subsidiaries as at 30 June 2025 and the related consolidated profit or loss and other comprehensive income consolidated statement of changes in equity and consolidated statement of cash flows for the six-month period then ended and certain explanatory notes have not been audited or reviewed.

2.	Where the latest financial statements are subject to an adverse opinion, qualified opinion or disclaimer of opinion:-
(a)	Updates on the efforts taken to resolve each outstanding audit issue.
(b)	Confirmation from the Board that the impact of all outstanding audit issues on the financial statements have been adequately disclosed.
This is not required for any audit issue that is a material uncertainty relating to going concern.
Not applicable. The latest audited financial statements of the Group for the financial year ended 31 December 2024 was not subject to any adverse opinion, qualified opinion, or disclaimer of opinion.

3.	Review of performance of the Group

	Group
	6 months Ended 30/6/2025 Unaudited	6 months Ended 30/6/2024 Unaudited	Increase/ (Decrease)
REVENUE	RMB'000	RMB'000%
Zipper	199,516	201,671	(1)
Trading	107,468	110,238	(3)
Processing	53,433	40,424	32
Inter-segment sales	(25,329)	(13,316)	90
Total Group Revenue	335,088	339,017	(1)

COST OF SALES
Zipper	179,743	188,149	(4)
Trading	104,734	107,018	(2)
Processing	51,466	37,448	37
Inter-segment sales	(25,329)	(13,316)	90
Total Group Cost of Sales	310,614	319,299	(3)

GROSS PROFIT
Zipper	19,773	13,522	46
Trading	2,734	3,220	(15)
Processing	1,967	2,976	(34)
Total Gross Profit	24,474	19,718	24

GROSS PROFIT MARGIN
	%	%	% pts
Zipper	9.9	6.7	3.2
Trading	2.5	2.9	(0.4)
Processing	3.7	7.4	(3.7)
Average Gross Profit Margin	7.3	5.8	1.5

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F.	OTHER INFORMATION REQUIRED BY LISTING RULE APPENDIX 7.2

Revenue

The Group’s revenue decreased by RMB3.9 million (or 1%) to RMB335.1 million. This was mainly due to the decrease in the sales of the Trading segment (RMB2.8 million) and the Zipper segment (RMB2.1 million). The decrease was partially offset by the increase in the sales of the Processing segment (RMB1.0 million).

The inter-segment sales elimination represented the dyeing and electroplating services provided by the Processing segment to the Zipper segment.

The slightly decrease in revenue from Zipper segment for 1H2025 was mainly due to the decrease in sales orders for finished zippers from customers.

The Group’s Trading segment relates to the sourcing and buying of certain raw materials (such as rubber thread, nylon fabric and nylon yard) in accordance with customers’ requirements. The profit margin and all purchases were based on confirmed sales. As such, the sales volume, profit margin are dependent on customers’ demand. The decrease in revenue from the Trading segment was mainly due to the decrease in sales volume during 1H2025 as a result of decreased demand.

Gross Profit and Gross Profit Margin

The Group’s gross profit increased by RMB4.8 million (or 24%) to RMB24.5 million, mainly due to the increase in gross profit from the Zipper segment.

Average gross profit margin increased by 1.5 percentage points to 7.3% mainly due to the increase in gross profit margin from the Zipper segment as a result of the decrease in the cost of productions.

Other income and expenses

Other income comprised government grants, rental and management fee income. Other expenses comprised loss on disposal of property, plant and equipment, and net foreign exchange loss.

The loss on disposal of plant and machinery of RMB0.3 million arose from the sale proceeds received from the disposal of old motor vehicles.

The foreign exchange loss arose from the appreciation of RMB against USD and SGD in the Group’s foreign currencies denominated bank balances and from the translation of HK dollar denominated balances owing from subsidiaries in the Company's book due to appreciation of RMB against HK dollar.

Selling and distribution expenses

Selling and distribution expenses decreased by RMB0.1 million (or 1%) to RMB6.2 million mainly due to decrease in business trips and entertainment as a result of decrease in promotional activities, eg. roadshows, exhibitions, etc.

General and administrative expenses

General and administrative expenses increased by RMB15.3 million (or 141%) to RMB26.1 million mainly due to net provision for allowance for trade receivables of RMB 1.0 million as compared to net reversal of allowance for trade receivables of RMB8.7 million in 1H2024. In addition, net reversal of allowance for advances to suppliers amounted to RMB0.5 million in 1H2025 as compared to RMB2.8 million in 1H2024.

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F.	OTHER INFORMATION REQUIRED BY LISTING RULE APPENDIX 7.2

Finance income and expenses

Finance expenses decreased by RMB1.3 million to RMB3.4 million. This was mainly due to the decrease in the short-term bank loans in 1H2025 compared to 1H2024.

Finance income increased by RMB0.1 million (or 52%) to RMB0.4 million was mainly due to the increase in cash at bank during the year.

FINANCIAL POSITIION

Non-current assets

As at 30 June 2025, non-current assets amounted to RMB326.6 million comprising of property, plant and equipment, investment properties, intangible assets and land use rights.

The Group’s property, plant and equipment amounted to RMB260.3 million, an decrease of 4% (or RMB9.7 million) compared to RMB270.0 million as at 31 December 2024. The decrease was mainly due to the depreciation expenses.

Intangible assets represented the acquisition of new operation system for factory ussge.

Current assets

As at 30 June 2025, current assets amounted to RMB498.1 million, decreased by 11% (or RMB61.0 million) compared to RMB559.0 million as at 31 December 2024. This was largely due to the decrease in cash and bank balance for settlement of short-term bank loans in 1H2025 and also decrease in trade receivables as a result of improvement of cash collection from customers.

Inventories increased by RMB7.7 million (or 12%) to RMB74.1 million due to a built-up of inventories as the Group held a 3-months raw materials production requirement for the purpose of productions compared to a 2-months raw materials production requirement as at 31 December 2023.

For advances to suppliers, the Group will secure supply agreements with its various suppliers. The prepayments to suppliers were to secure the supply of raw materials at competitive prices for the year, at about 2% to 3% discount of the total contracted value. The Group will make the advance payment upon the signing of the purchase agreements. After the receipt of the advance payments, the suppliers will take approximately 1 to 2 months to make full delivery of the raw materials to the Group’s warehouse.

Cash and bank balances decreased by RMB31.0 million to RMB138.6 million mainly due to the settlement of short-term bank loans in 1H2025.

Current liabilities

As at 30 June 2025, total current liabilities were RMB240.1 million, decreased by 21% (or RMB64.3 million) compared to RMB304.4 million as at 31 December 2024. This was mainly attributable to the decrease in short-term bank loans and bills payable.

The loans and borrowings decreased by RMB80.0 million (or 39%) to RMB124.5 million as at 30 June 2025 compared to RMB204.6 million as at 31 December 2024. This was mainly due to the repayment of short-term bank loans and bills payable during 1H2025.

The amount due to a director was funds remitted from Mr Hong Qing Liang for the payment of the legal and professional fees and expenses incurred by the Company. There is no fixed payment schedule for the advances from Mr. Hong Qing Liang who had also agreed that all the advances granted shall be interest free.

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F.	OTHER INFORMATION REQUIRED BY LISTING RULE APPENDIX 7.2

Non-current liabilities

Non-current liabilities comprised of deferred tax liabilities. The increase in deferred tax liabilities was due to the deferred tax charge of RMB0.5 million in 1H2025 as explained under note 10 of the taxation charge.

CASH FLOW

Operating activities

Net cash flows generated from operating activities in 1H2025 amounted to RMB36.4 million compared to RMB56.8 million in 1H2024. This was mainly due to the increase in inventories in 1H2025 as compared to the decrease in inventories in 1H2024.

Investing activities

Net cash flows used in investing activities in 1H2025 amounted to RMB11.3 million compared to RMB0.4 million in 1H2024. This was mainly due to the acquisition of plant and equipment during 1H2025.

Financing activities

Net cash flows used in financing activities in 1H2025 amounted to RMB38.1 million while net cash flows generated from financing activities in 1H2024 amounted to RMB22.0 million. This was mainly due to the higher repayment of bank loans and lower proceeds from new bank loans in 1H2025 as compared to 1H2024.

4.	Where a forecast, or prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

No forecast or prospect statement has been previously disclosed to shareholders.

5.

A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next operating period and the next 12 months

For the next 12 months, the Group expects its operating results will continue to be impacted by high production costs, razor thin gross margin and its business outlook to be affected by uncertain customers’ demand amidst challenging China’s economic growth outlook. In addition, the recent tariffs announced by the United States of America (“USA”) on foreign imports from China and various countries could result in a more uncertain and volatile global trade environment.

On the potential impact of tariffs imposed by the USA on the Group’s sales and profitability, the Group currently does not directly engage in export activities. Instead, it sells primarily to domestic customers which subsequently handle exports. As such, the immediate impact of tariffs has not been directly reflected in the Group’s pricing or order volumes. While some downstream customers may eventually face increased export-related costs, there has been no indication thus far that these customers intend to pass on the tariff burden to the Group by requesting price reductions. The Group’s pricing is already highly competitive, leaving minimal room for further price concessions and margin compression. At present, while Management does not foresee a significant adverse impact on gross profit margin arising from the higher tariff developments, there may have some dampening effect on the customers’ demand for the Group’s zippers arising from a more muted business outlook.

In order to navigate through the challenging business environment, the Group will continue to expend marketing efforts in its sales outreach to expand its customer base to improve its sales. In addition, the Group will be vigilant in managing its expenses and monitor its receivables and collections closely to minimize bad debts and ensure the Group’s working capital is sufficient and healthy to support its business operations. As announced on 14 August 2025, the Group has completed the disposal of its indirect wholly owned subsidiary in the processing segment. The disposal proceeds received will bolster the Group’s working capital and further improve its financial position.

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F.	OTHER INFORMATION REQUIRED BY LISTING RULE APPENDIX 7.2

6.	Dividend information

(a)	Current Financial Period Reported On
Any dividend recommended for the current financial period reported on? No

(b)	Corresponding Period of the Immediately Preceding Financial Year
Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c)	Date payable
Not Applicable

(d)	Books closure date
Not Applicable

7.	Interested person transactions
The Group has not obtained a general mandate from shareholders of the Company for Interested Person Transactions.

8.	Confirmation that the issuer has procured undertaking from all its directors and executive officers (in the format set out in Appendix 7.7) under Rule 720(1)
The Company has received undertaking from all its directors and executive officers in the format as set in Appendix 7.7 under Rule 720(1) of the Listing Manual of the SGX-ST.

- 25 -

FUXING CHINA GROUP LIMITED

(Incorporated in Bermuda)

Confirmation By Board

On behalf of the Board of Directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the Board of Directors of the Company which may render the financial statements for the half year ended 30 June 2025 to be false or misleading in any material aspect.

On behalf of the

Board of Directors of

Fuxing China Group Limited

..........................................

Hong Qing Liang

Director

..........................................

Hong Peng You

Director

Date: 14 August 2025

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